

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-mail
Drew Hall
President
Bassline Productions, Inc.
3319 Reynard Way
San Diego, CA 92103

      Re: Bassline Productions, Inc.
              Amendment No. 5 to Registration Statement on Form S-1
              Filed June 22, 2011
              File No. 333-169790

Dear Mr. Hall:

      We have reviewed your responses to the comments in our letter dated May 4, 2011 and have the following additional comment.

Consent of Independent Registered Public Accounting Firm

1. Please revise the consent of the independent registered public accounting firm to refer to the correct report date (i.e., April 22, 2011) for the report of the independent registered public accounting firm.

      You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

                    Sincerely,

                    /s/ Justin Dobbie

                    Justin Dobbie
                    Legal Branch Chief